

Mail Stop 4628

January 26, 2018

Via Email
Weizhi Xie
Chief Financial Officer
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road
Central, Hong Kong

>   **Re: CNOOC Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2016**
>   **Filed April 21, 2017**
>   **Supplemental Response Dated November 22, 2017**
>   **File No. 1-14966**

Dear Mr. Xie:

We have reviewed your November 22, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2017 letter.

Form 20-F for Fiscal Year ended December 31, 2016

Financial Statements

Notes to Consolidated Financial Statements

Note 14 – Property, Plant and Equipment, page F-47

1.   The revised disclosure provided in response to prior comment 1 states that for the purpose of impairment testing, goodwill acquired in the acquisition of Nexen Inc. was allocated to your entire exploration and production assets, which are the groups of cash-

generating units that are expected to benefit from the synergies of the acquisition.   To help us better understand your accounting in this area, please address the following:

- Tell us whether your exploration and reporting segment is a single operating segment or contains more than one operating segment. If it contains more than one operating segment, identify the operating segments that comprise your exploration and production segment.
- Clarify whether you allocated goodwill to your exploration and production segment because it could not be allocated on a non-arbitrary basis to individual cash-generating units or whether you allocated it to multiple cash-generating units within this segment. In either case, provide a detailed explanation of the basis for your accounting, including reference to the specific authoritative literature upon which you relied.
- Explain to us, in reasonable detail, how the individual cash-generating units in your exploration and production segment have been identified. Indicate which of these cash-generating units benefit from the synergies of the Nexen Inc. acquisition and explain how they so benefit.
- Provide us with additional, specific detail regarding how your allocation complies with paragraph 80 of IAS 36. In connection with this part of your response, describe for us, in reasonable detail, the level at which you monitor goodwill for internal management purposes.

2.   Your response to prior comment 1 states that you will provide additional disclosure regarding your accounting policy for the impairment of goodwill. As part of your revised disclosure, provide all of the information required by paragraph 134 of IAS 36, including the disclosures addressing the basis on which the recoverable amount was determined (i.e., value in use or fair value less costs of disposal).

3.   Your response does not appear to adequately address our prior comment 2. Provide the disclosure required by paragraph 130 of IAS 36, including the recoverable amount of the Long Lake assets and sufficient detail regarding the events and circumstances that led to the impairment loss.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources